PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance





05009621

United States Securities and Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

July 06, 2005

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated July 06, 2005 : " PSA Peugeot Citroën – First Half 2005 Unit Sales "

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

PSA PEUGEOT CITROËN

FINANCIAL INFORMATION

July 6, 2005

Group Sales Up Slightly in First Half 2005

- **First-half worldwide sales up 0.6% to 1,754,000 units**
- **Western European market share of 14.6%**
- **Sales outside Western Europe up 9.0%**

PSA Peugeot Citroën sold 1,754,000 vehicles in the first six months of 2005, of which 1,028,000 Peugeots and 726,000 Citroëns. This represents a 0.6% increase from the previous year's period.

Registrations down in the 18 countries of Western Europe, but better than in second half 2004

In a stable Western European passenger car and light commercial vehicle market in first half 2005, PSA Peugeot Citroën registrations declined 2.3% to 1,292,000, of which 687,000 for Peugeot and 604,000 for Citroën. As a result, the Group's aggregate market share came to 14.6% (7.8% for Peugeot and 6.8% for Citroën), versus 15% in first half 2004 and 14.2% in second half 2004. Boosted by the introductions of the Citroën C4, Peugeot 407 and Peugeot 1007, PSA Peugeot Citroën improved its sales performance in Europe from the previous half-year in a difficult business environment, continuing its strategy of focusing on the most profitable market segments.

In France, where demand rose 5.6%, Group registrations increased by 3.9% to 431,000 from 414,700 the year before. PSA Peugeot Citroën's market share was stable at 31.8%.

In Spain, PSA Peugeot Citroën confirmed its position as the country's leading passenger car and light commercial vehicle manufacturer with a market share of 20.9%. Group registrations grew 3.4% to 211,000 in a market up 5.4%.

In the United Kingdom, PSA Peugeot Citroën's third-largest market in terms of unit sales, Group market share came to 10.1%. PSA Peugeot Citroën has continued to scale back its activity in the least profitable market segments. Registrations contracted by 12.9% to 149,000 from 171,000 in the previous year's period, while the overall British market shrank by 4.9%.

In Italy, in an environment shaped by a growing number of promotional campaigns and three years of strong growth in sales and market share, PSA Peugeot Citroën held 10.2% of the market. Registrations declined 17.2% to 135,000 while overall demand decreased by 5.7%.

In Germany, Group market share widened slightly to 5.9%. Registrations grew by 2.9% to 105,000 in a market up 2.1%.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

File N° 82-3551

Unit sales up 9% outside Western Europe

Outside Western Europe, sales continued to show strong growth, despite lower demand in Central Europe and Turkey. Registrations totaled 510,000, of which 365,000 Peugeots and 145,000 Citroëns, an increase of 9% from the previous year's period. Unit sales outside Western Europe accounted for 29.1% of the worldwide total, compared with 26.9 % in first half 2004 and 28.2% in full-year 2004.

In Latin America, where the car markets have confirmed their recovery, PSA Peugeot Citroën increased its unit sales by 30% to 83,000. In the Mercosur region, registrations rose 34.8% to 61,000. Demand in the Mercosur countries climbed 16.5% during the period, with a 10.9% gain in Brazil and 42.6% in Argentina. Group sales in Argentina grew by 52.9%, for a market share of 13.4%, while in Brazil, registrations expanded by 20.7% to 35,000 units.

In China, the Peugeot marque was introduced on the market with the July 2004 launch of the 307 sedan. This, combined with solid Citroën sales, put Dongfeng Peugeot Citroën Automobile back on a fast growth track. In a market up 13.8%, Group sales rose 55% to 73,000 from 47,000. Backed by an ambitious product plan, which calls for the introduction of the Peugeot 206 at the end of the year and two new Citroën launches in 2006, PSA Peugeot Citroën sales should continue to rise in China.

As was to be expected, demand in Central and Eastern Europe declined from the high levels seen in first half 2004, when residents in Central Europe's main countries bought vehicles in anticipation of strong price rises upon joining the European Union. As a result, Group sales declined 20.5% in the first half to 97,000. In Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia, where the markets were down 14.4%, PSA Peugeot Citroën sold 52,000 vehicles, for a market share of 11.7%.

Sales growth in 2005

After holding steady in the first three months of the year with stable worldwide sales, PSA Peugeot Citroën turned in a record performance in the second quarter, increasing sales to 932,000. In a market environment shaped by aggressive promotional campaigns and the addition of the Peugeot 107, Citroën C1 and Peugeot 407 coupe to the lineup, PSA Peugeot Citroën continues to expect moderate sales growth in 2005.

File N° 82-3531

Worldwide Sales of PSA Peugeot Citroën Passenger Cars and Light Commercial Vehicles

	June 30, 2004		June 30, 2005	
Western Europe	Peugeot	690,000	Peugeot	663,000
	Citroën	585,300	Citroën	581,000
	Total PSA	1,275,300	Total PSA	1,244,000
Outside Western Europe	Peugeot	331,300	Peugeot	365,000
	Citroën	136,800	Citroën	145,000
	Total PSA	468,100	Total PSA	510,000
Total	Peugeot	1,021,300	Peugeot	1,028,000
	Citroën	722,100	Citroën	726,000
	Total PSA	1,743,400	Total PSA	1,754,000